Myers Industries, Inc. 2002 Annual Report

ARS

P.E.
12-31-02







We Are. . .

COMPANY PROFILE

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. We are an international leader in reusable plastic containers and North America's leading manufacturer of plastic flower planters. Other principal product lines include plastic storage and organization containers, plastic storage tanks, molded rubber OEM parts, rubber tire repair products, and custom rubber products.

The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the United States. Our distribution products range from tire balancers and alignment systems to valve caps and other consumable service supplies.

Headquartered in Akron, Ohio, Myers encompasses: 25 manufacturing facilities in North America and Europe, 43 domestic and five international distribution branches, more than 20,000 products, and more than 4,300 employees. Myers Industries' stock is traded on the New York Stock Exchange under the symbol MYE.



...Contributing Value in Niche Markets.

Protecting appliance components during assembly. Controlling water flow through miles of underground pipe. Repairing tire punctures more efficiently on passenger cars. With a broad spectrum of products, services, and capabilities, Myers brands enjoy strong positions in many niche markets. Our people are committed to serving customers with value that helps them reduce the costs of doing business and satisfy their customers more effectively than ever before.

Contents

2002 FINANCIAL HIGHLIGHTS

Dollars In Thousands (Except Per Share Data)

Operations for the Year	2002	2001	% Change
Net Sales	**$607,991**	$607,950	0.0
Income Before Taxes	**40,361**	27,240	48.2
Net Income	**23,960**	15,191	57.7
Net Income Per Common Share	**.80**	.51	56.9
Financial Position At Year-End			
Working Capital	**$83,771**	$91,719	(8.7)
Shareholders' Equity	**255,690**	217,526	17.5
Book Value Per Common Share	**8.50**	7.30	16.4
Other Data			
Dividends Paid Per Common Share	**.20**	.18	11.1
Average Common Shares Outstanding	**29,971,843**	29,752,373	0.7

NET SALES
$ Millions


652.7
608.0
608.0
00
01
02

NET INCOME
$ Millions


24.0
15.2
24.0
00
01
02

NET INCOME PER SHARE
$ Dollars


.80
.51
.80
00
01
02

2002 NET SALES
By Business Segment


DISTRIBUTION
25 %
MANUFACTURING
75 %

MYERS INDUSTRIES OVERVIEW



Manufacturing Plants

18 United States
- Indiana - Kansas - Kentucky - Michigan - Missouri - Nevada - North Carolina - Ohio

6 Europe
- Denmark - France - Spain - United Kingdom

1 Canada
-British Columbia

Manufacturing Distribution Locations
- Austria - Belgium - Canada - Germany - Italy - Portugal - United States

Myers Tire Supply Distribution Branches

43 United States
5 International

Manufacturing Segment

We design, manufacture, and market more than 11,000 polymer products. . .

Key Products

- Reusable Plastic Material Handling Containers & Pallets
- Plastic Storage & Organization Products
- Plastic Planters & Garden Accessories
- Plastic Storage Tanks
- Plastic & Metal Material Handling Carts
- Rubber OEM & Replacement Parts
- Custom Rubber Sheet Stock
- Reflective Highway Marking Tape
- Tire Repair & Retreading Products

Product Brands

- Akro-Mils®
- Allibert Équipement™
- Ameri-Kart™
- Buckhorn®
- Buckhorn Rubber™
- Dillen®
- Listo™
- Patch Rubber™
- raaco®



Bi-color material handling totes allow easy sequencing of specific products on assembly lines. The reusable containers provide superior protection of delicate parts and eliminate cardboard box waste.

Manufacturing Processes

- Plastic & Rubber Injection Molding
- Rotational Molding
- Vacuum Forming
- Winding Extrusion
- Co-Extrusion Blow Molding
- Compression Molding
- Rubber Compounding, Calendering & Extrusion
- Rubber-to-Metal Bonding
- Metal Forming

Representative Markets

- Agriculture
- Automotive
- Construction
- Consumer
- Food Distribution
- General Industrial
- Healthcare
- Horticulture
- Marine / Watercraft
- Recreational Vehicle
- Tire Repair / Retread
- Telecommunications
- Truck / Transportation
- Waste Collection
- Water Control



This water control valve contains a center wedge created by our process of bonding rubber to metal. Valves such as this are normally placed at every 75 feet of water line in residential and commercial areas.

Organizing & Transporting

*Efficiency — of time, money, and effort — is the benefit users gain with our **Akro-Mils®** plastic and metal products. We are a leader in storage bins and systems sold by distributors nationwide to simplify tasks such as sorting industrial parts and organizing retail displays. Our Akro-Mils/RB-Dura™ carts transport products in industrial and commercial settings, while our new AkroClean™ carts improve productivity in janitorial operations. Akro-Mils consumer products, sold by leading retailers, organize home and work with items including storage boxes for holiday decorations and desktop organizers for office supplies.*



Storing Seasonal Items



Organizing Industrial Workstations




Simplifying Cleaning Operations

Distribution Segment

We buy and sell nearly 10,000 tire, wheel, and undervehicle service items. . .

Key Products

- Tire Valves & Accessories
- Tire Changing & Balancing Equipment
- Lifts & Alignment Equipment
- Service Equipment & Tools
- Tire Repair/Retread Equipment & Supplies

Distribution Capabilities

- Broad Sales Coverage
- International Distribution
- Personalized Service
- Customer Product Training
- 69 Years of Expertise in Tire Repair & Retreading
- National Accounts
- New Products Speed-to-Market

Product Brand

- Myers Tire Supply®

Representative Markets

- Retail Tire Dealers
- Truck Tire Dealers
- Auto Dealers
- Commercial Auto & Truck Fleets
- Tire Retreaders
- General Repair Facilities
- Government Agencies




Computerized wheel alignment equipment sold by Myers prompts the operator through each step with continuous readings from eight sensors — creating the perfect alignment and reducing service time.

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

The results from our activities in 2002 were stable, if unexceptional, in synch with the general economies in North America and Europe. We were able to maintain productivity and margins on a global basis and to realize modest improvements in working capital, which helped us to reduce debt by 12 percent by year's end.

At $608.0 million, net sales for the year ended December 31, 2002 were flat compared to the prior year. Net income was $24.0 million, an increase of 58 percent from $15.2 million in 2001. Net income per share was $.80, a 57 percent increase from the $.51 reported in 2001.

Net sales for the fourth quarter ended December 31, 2002, were $159.3 million, an increase of 7 percent from the $148.5 million reported in 2001. Net income was $4.0 million, an increase of 73 percent compared to $2.3 million in the prior year's fourth quarter. Net income per share was $.13, an increase of 63 percent compared with $.08 in the fourth quarter of 2001.

Our adoption of Statement of Financial Accounting Standards No. 142, which discontinued the amortization of goodwill, affected results positively in both the fourth quarter and for the full year. Goodwill amortization in the comparable quarter and year ended December 31, 2001, reduced income before taxes by $2.3 million and $9.2 million respectively, and earnings per share by $.06 and $.24.

Favorable foreign currency translation, mainly in the strength of the euro, increased reported sales by $3.6 million in the fourth quarter and by $6.1 million for the year. The effect of foreign currency translation had no material effect on income for either period.

Business Segments Overview

Although sales in our manufacturing segment increased 8 percent compared to the fourth quarter of 2001, they decreased slightly year-over-year. Industrial markets, into which we sell material handling products and other items, remained anemic through most of the year in both North America and Europe. During the fourth quarter, however, demand in our niches of automotive markets and some areas of heavy-duty manufacturing began to show slight improvements.

The volatility of the price of plastic resin, as businesses struggle to improve profits in an environment of intense competition and great uncertainty, was a factor affecting our performance in the manufacturing segment. Resin prices were favorable in a year-over-year comparison through the second quarter, began to increase in the third quarter, and rose further in the fourth quarter. At this writing, the upward movement in resin prices continues with indications of some scarcity of certain resins in 2003. We are examining several options to help mitigate the effects of these price swings on our business.

In our distribution segment, sales increased 5 percent in the fourth quarter and 2 percent for the year, in comparison to 2001. Demand for consumable supplies was steady throughout the year. Customers' requirements for capital equipment revived towards the end of the year.

According to industry statistics, independent tire dealers sold approximately two-thirds of the estimated 205 million replacement tires bought by car owners in 2002. The remainder of tire sales occur through tire manufacturers' retail stores, mass merchandisers, wholesale clubs, service centers, and car dealers. We service all of those niches, but independents of all sizes form our largest customer base. While consolidation of independent tire dealers into larger entities is creating fewer customers, Myers is uniquely positioned to service the emerging national accounts programs. We believe that Myers Tire Supply's status as the leading supplier for tire, wheel, and undervehicle service professionals remains a solid basis for growth.

Cash Flow, Debt Reduction & Return to Shareholders

Cash flow from operations, totaling $65.5 million at the end of the year, allowed us to reduce total debt by $32.0 million for 2002. We finished the year with total debt of $232.9 million, a decrease of 12 percent from $264.9 million at the start of the year. Debt-to-total capitalization was 48 percent at the end of 2002 versus 55 percent at the end of 2001.

In August, the Board of Directors declared a five-for-four stock split and a $.05 cash dividend on the split shares, making 2002 the 27th consecutive year in which we have increased the cash payment to shareholders. Shareholders' equity increased 18 percent to $255.7 million from $217.5 million in 2001, and book value per share was $8.50 at the end of 2002, an increase of 16 percent from $7.30 at the end of 2001.

New Chief Operating Officer

On February 14, 2003, the Board of Directors approved the promotion of John C. Orr to the newly created position of chief operating officer. John joined Myers Industries in 2000 as general manager of our Buckhorn subsidiary, following distinguished service at The Goodyear Tire and Rubber Company where he was formerly vice president of manufacturing for the North American Tire Division. We expect that his operational and leadership excellence will contribute positively to the Company's worldwide operations.

Summary

The uncertainty, both economic and political, before us indicates that continued focus on debt reduction seems prudent. Although we are not completely sanguine about immediate prospects for material improvement of business conditions, we know that our business fundamentals are solid.

We fully expect that the talented employees of the Company will continue to create new products and services to strengthen relationships with our valued customers. They will contribute to improving our performance by focusing on latent synergies across operational, sales, and marketing platforms within our organization.

We thank you, our shareholders, for your continuing confidence in Myers Industries.



Respectfully submitted,



Stephen E. Myers
President and
Chief Executive Officer

March 7, 2003

Protecting & Saving



Organizing Postal Operations



Protecting Automotive Parts

MANUFACTURING SEGMENT HIGHLIGHTS

Whether it's a combination of storage boxes to improve household organization, a revolutionary container for safely transporting liquids, or high-strength fiber technology combined with rubber patch units for easier tire repairs, product performance and innovation in Myers Industries' manufacturing segment is aligned on one goal: to contribute value that satisfies each customer, and their customers, by making work easier in business, at home, and on the road.

In 2002, we faced many challenges in our manufacturing markets — lingering economic weakness in both the U.S. and abroad, the changing climate of world affairs, increased competitive pressures, and rising costs for raw materials. Nowhere were the difficulties more apparent than in the industrial sector, which despite a few areas of steady or growing demand remained stagnant through most of the year. Nevertheless, we continued to advance our market position in a variety of niches and to satisfy customers with existing products, new innovations, and expanded manufacturing capabilities.

Forging Opportunities in Material Handling Niches

Myers Industries is an international leader in reusable plastic material handling products with our Buckhorn®, Allibert Equipement™, and Akro-Mils® brands. Our containers, pallets, bins, and carts are used every day in a host of markets to transport, sort, store, and protect a variety of products — from electrical assemblies to medical supplies to bakery items.

In 2002, our reusable containers and pallets performed diverse tasks for new and existing customers. Our bulk containers helped automotive suppliers efficiently transport parts into the manufacturers' plants. We continued to benefit from customer satisfaction with our SeedBox™

*Whether transporting construction vehicle parts to assembly lines or distributing meat to grocery stores, customers in North America and Europe rely on our **Buckhorn®** and **Allibert Équipement™** reusable plastic containers and pallets to protect their valuable products and save material handling costs. With these two brands, Myers Industries is an international leader in reusable products that replace cardboard boxes and wood pallets to eliminate waste and improve productivity for customers in manufacturing, distribution, agriculture, and food businesses. Our offering includes hand-held totes, pallets, and the most comprehensive range of bulk transport containers in the industry, plus an extensive array of design and manufacturing capabilities for turnkey production of custom products.*



Delivering Food to Retailers



Distributing Hardware Products



Molding Custom Components

container, which is quickly replacing bags for more effective shipping and dispensing of corn and soybean seed. Retail and wholesale distributors relied on our wide selection of distribution containers and pallets to supply stores with everyday products such as shampoo and pharmaceuticals.

We introduced AkroBins® small parts containers in 1972 and set the standard for small-item storage. Since then, our range of storage and organization products has grown to multiple styles and sizes and branched into related product lines such as transport carts. Last year, customers depended on our bins and storage systems to organize assembly areas, display retail items, and more. Our line of carts, expanded by the integration of R.B. Manufacturing Company in 2000, helped to increase our success with industrial distributors as a single source supplier of storage, organization, and transport products.

Beyond existing products, innovation in our material handling lines delivered opportunities last year and generated potential new business relationships.

When a leading distributor wanted to replace cardboard boxes with a more secure container to transport tobacco products, which are susceptible to costly damage and theft, we created the SecureTote™. The container is designed to handle different-sized cigarette cartons, withstand the rough handling of distribution, and can be securely sealed to reduce pilferage — providing customers with the potential for thousands of dollars in savings per shipment.

In Europe, we worked with Britain's largest hardware retailer to develop a new container for their national distribution center. The container needed to perform triple duty: transport goods inbound from suppliers, serve as a "picking" container from which to fill store orders, and

Storing & Collecting

*With our **Ameri-Kart™** brand, we are a top supplier of high quality, custom rotationally-molded and vacuum-formed plastic parts to makers of recreational vehicles. Products range from internal storage tanks for water and waste to dashboards and travel storage packs. Other Ameri-Kart products include plastic waste hauling carts, which are compatible with automated systems to allow more efficient residential and commercial waste collection. We also custom-mold products for niches of automotive, industrial, agriculture, and other markets — including making specialty items such as elevated toilet seats and tub rails for the healthcare market.*



Simplifying Trash Collection



Storing Fresh Water



Organizing Vacation Supplies

ship completed orders to 570 stores. Combining attributes from products in our Allibert and Buckhorn lines, the new container solution incorporates a lid that operates in multiple orientations to fit the needs of each situation, increasing productivity in the customer's supply chain.

During the year, we also developed a new pallet using our Flame Edge® fire-retardant plastic. The product will allow us to help customers with large warehouse operations replace wooden pallets for the long-term durability of plastic pallets and comply with new fire protection code requirements. At the end of the year, we introduced the Citadel® Bulk Fluid Transport Container. The unique, collapsible container offers superior performance and cost-saving potential for industries that require storage and transport of fluid or semi-solid products.

RV, Waste Collection Markets Steady

Demand from the recreational vehicle (RV) market was strong last year. The integration of the Best Plastics acquisition into our Ameri-Kart™ brand has made Myers a dominant source of rotationally-molded and vacuum-formed plastic parts for the major RV original equipment manufacturers. Our capabilities provide customers with turnkey design, production, and assembly options for a wide range of products: high-strength water, waste, and fuel holding tanks; intricately shaped interior and exterior trim pieces; roof storage packs; and interior components such as consoles with multiple curves and cut-outs.

Myers also roto-molds trash carts used in residential waste collection. Responding to that market's need for a more durable trash cart, we combined the design and plastics molding expertise of Ameri-Kart and Buckhorn to create

Moving & Sealing

*Customers in diverse markets depend on Myers' **Buckhorn Rubber™** OE and replacement parts to move air, seal water, and dampen vibration. We are a top producer of engineered, molded rubber products including air intake hoses, hood latches, and boots used on semi-trucks and farm vehicles; vibration dampening pads for construction equipment; and specialty parts for small appliances. We also bond rubber to metal to develop products ranging from seals for water main valves to torque-absorbing bushings for truck trailer suspensions.*





Sealing Flood Control Dams



Dampening Equipment Vibration



Moving Air through Engines

the MegaKart™. The 96-gallon, injection-molded cart is stronger than roto-molded carts; is universally compatible with automated collection systems; and is the only cart in the industry that can be stacked and transported with the lid installed, meaning waste management companies save up to 50 percent of the usual cost for on-site preparation. By the time the cart was introduced it was shaping up to be one of the most successful products in the history of our Ameri-Kart brand.

Innovation Fuels Plastic Planter Markets

Over the last several years, gardening has become the number one leisure activity by Americans. Myers Industries plays a large part in fulfilling the needs of this activity as North America's leading manufacturer of plastic planters. We serve all segments of the horticultural market with our Dillen®, Listo™, and Akro-Mils Lawn & Garden™ brands: growers rely on our unparalleled selection of trays, pots, and other items to ensure efficient operation of their businesses, while retailers look to our array of innovative indoor and outdoor decorative planters to meet their customers' gardening needs.

In 2002, the weak U.S. economy, plus an extended period of unfavorable weather conditions early in the year, hurt the North American grower market. Despite the difficulties, Myers' Dillen brand continued to make gains. Our capabilities present a package to growers that is unmatched by any other North American manufacturer: extensive product selection, unsurpassed market knowledge, and constant innovation focused on increasing growers' productivity and profitability.

As part of more than 30 new products for growers last year, we pioneered an injection-molded plug tray that boosts efficiency with

Planting & Growing

Growers at greenhouses and nurseries, retail garden centers, mass merchandisers — Myers brings value-added benefits to all of these customers from the most extensive range of plastic planters in North America. With our ***Dillen®, Listo™****, and* ***Akro-Mils Lawn & Garden™*** *brands, the Myers offering includes indoor and outdoor decorative planters, pots, bowls, hanging baskets, window boxes, and grower trays. Constant product innovation fuels the advantages for our customers: new plug trays that improve productivity at growing operations; color printing on pots to help growers brand their plant material; and intricate molding details in metallic, stone, and textured resin planters with unique finishes that capture consumers' attention and imagination.*



Displaying Greenhouse Plants



Protecting Delicate Growth


PW
PW
PW

Branding Growers' Products

automated equipment for planting seeds and transplanting plugs. Rather than having machines pause between trays, we designed trays that could be loaded on conveyors and maintain the same distance between the cavities, creating an "endless tray" system. As a result, growers are able to improve their output.

In the retail arena, new product and process innovation helped us to gain more exposure at mass merchandisers and home improvement centers with our Listo products. Beyond adding new styles of stone texture resin planters, we developed a system for creating unique finishes on planters. Our "Versailles" metallic line features classical European detailing with a patina finish for the look of aged bronze, and the "Rattanya" Vintage style provides the look of time-worn rattan palm. Retail acceptance was immediate, fueling strength for our Listo brand and opening new growth avenues.

Custom Molding Solutions

With some of our more traditional industrial markets in a slowdown last year, we worked to mitigate the effects through expansion of custom design and molding services in several new markets.

When a leading manufacturer of outdoor playsets could not get the quality and delivery required for a key component, they turned to Myers Industries and our structural foam molding capabilities. Soon enough, thousands of the parts were moving off the production line and out to the customer, with our precise molding tolerances and robotic handling systems assuring superior quality. For Myers, the success allows us to explore additional products with the customer and has led to product development ideas for other new markets.

Early in the year, the leading supplier of commercial cooling towers in the U.S. approached Myers seeking ideas for a new, less expensive



Innovating Fresh Designs



Creating Indoor Gardens

line of cooling towers. After replacing costly stainless steel parts on the towers with high-strength, rotationally-molded parts, we set up a secondary production line to assemble the units and ship the finished product to the customer's facilities. Our design and fabrication solutions were essential to help the customer successfully create the new product and gain market share.

Putting More Value in Trucks, on the Road, and at Home

Orders for Class 8 heavy trucks surged in the first half of the year as fleets tried to minimize the impact of more costly, pollution-reducing engines being introduced after October 2002. As a leading supplier of rubber hoses, latches, and other specialty products to the heavy-truck market, Myers benefited from the spike in truck orders. For example, our Buckhorn Rubber™ brand provides air intake hoses in over 200 standard fittings for the majority of Class 6 and 8 trucks.

Last year, in response to customers in truck and other heavy equipment markets, we added co-extrusion blow molding with three-dimensional capabilities to our operations. The process uses rubber and plastic to create single-piece, complex parts with both rigid and flexible features — such as air hoses with extreme angles. The seamless parts offer reduced potential for connection failure and are easier to install when compared to traditional blow-molded parts. Myers is able to produce parts faster and at a lower cost to the customer. As engines for trucks and other heavy equipment are redesigned to meet new emissions regulations, Myers is positioned to strengthen our market presence.

Although the truck tractor market weakened in the third and fourth quarters, progress made in other niches helped to partially offset the

Repairing & Guiding

*From tire plugs to industrial rubber, diverse markets depend on Myers' **Patch Rubber™** brand products for superior performance. We make the most comprehensive line of tire repair and retreading products on which service professionals rely for safe repairs to passenger, truck, and off-road tires. Our highly reflective, rubber-based Advance Traffic Markings™ tape and symbols provide the durability and brightness that road construction professionals demand to replace paint for marking highways and guiding traffic through repair areas. We also work with customers to develop custom rubber, which is used by customers to create items such as golf grips and aerospace materials.*


PATCH RUBBER
BULLSEYE 14
Radial Tire Repairs
Repairing Tire Punctures


Developing Custom Rubber


Marking Highway Intersections

decline. We penetrated the trailer niche of the trucking industry, developing new customers through design innovation in our shock-absorbing rubber bushings for trailer suspension systems. As a top supplier of rubber parts to the water control industry, the robust housing market and new municipal projects provided inroads to customers for new products such as main valves for fire hydrants and mechanical joint gaskets for water supply lines. With our blow molding capability, we emerged in niches of the agricultural and construction equipment markets with new products such as steering columns and HVAC ducts.

In the tire repair and retread market, Myers maintained a strong position by offering the widest range of products to service passenger, truck, and off-road tires. High-quality manufacturing of our Patch Rubber™ products, everything from tire plugs to retread cements, helped us to improve business even in the soft conditions of 2002. We also introduced several new products, including a high-strength repair patch reinforced with aramid fiber to simplify repair of tires found on earthmovers, dump trucks, and other heavy equipment. Aramid fiber is used in materials such as bullet-resistant body armor and other products subject to extreme conditions. When infused with rubber in a tire repair unit, the result is a flexible, extremely durable patch that is easier to install.

In addition, demand continued to grow for our custom rubber materials, which are used as the base for products in industrial, sports, and other markets. Our ability to custom manufacture for a specific niche, modify the product to meet each customer's needs within that niche, then expand the product's application into other markets offers excellent potential for new business.

Arranging & Carrying

The basic concept is simple, but the possibilities are endless with our ***raaco®*** *brand plastic storage products and portable tool cases. Throughout Europe, our raaco bins make quick work of arranging and displaying small parts and products in settings from manufacturing to retail to home. Service professionals easily transport repair items in our durable tool case and cabinet systems, which are available in various sizes with multiple compartments and inserts to keep everything in order and within easy reach.*



Carrying Repair Tools



Transporting Workshop Supplies



Arranging Small Parts

Myers also found ways to keep life cleaner, more organized, and more efficient. Last year, we opened new sales channels to the commercial janitorial market with the new "Compact Cleaning Cart," the second cart in our cleaning line. The cart's sleek design allows ease of use in tight spaces such as offices, and it is the only cart in the market with the efficiency of a molded-in vacuum storage area. Across the country, we gained more exposure from retailers for our innovative craft product organizers and storage cases, while new additions to our KeepBox™ line of home storage containers and holiday specialty boxes proved successful for both retailers and consumers alike.

Service and Savings Key in 2002

Across each of our brands and markets last year, the focus was to satisfy our customers with the most value in product selection, service, and manufacturing capabilities while improving our own operations for greater productivity and lower costs. Capital investments centered around tooling for new products and equipment to help us maintain production efficiency and shorten delivery times. We also worked to maximize our capacity and resource utilization through synergistic design and manufacturing activities among our brands, and our quality commitment was rewarded as several of our facilities earned new ISO status.

While 2002 presented many challenges, the ability of the Company to advance its market positions, develop new products, expand customer relationships, and plant the seeds for new opportunities even during times of economic uncertainty are indicators of strong, long-term growth potential.

Servicing & Training


CORGHI

Automating Tire Changing



Simplifying Truck Tire Repair

DISTRIBUTION SEGMENT HIGHLIGHTS

Selection. Coverage. Personal relationships. These define Myers Industries' essence as the largest U.S. wholesale distributor of tools, equipment, and supplies for tire and allied service needs on passenger, truck, and off-road vehicles. Independent tire dealers, mass merchandisers, commercial auto and truck fleets, tire retreaders, and general repair facilities rely on Myers Tire Supply® for the value in products and solutions they need to grow their business and become more productive and profitable.

Value in Broad Product Selection

Our primary focus is on service and repair products for tire repair, balancing, alignment, and retreading — and no one supplies the markets with more choices than Myers. We have the products customers need, ready to be delivered when they need them. From the latest computerized equipment for tire changing, to the simplest passenger tire valve, and everything in between, our nearly 10,000 different consumable supply and equipment items help our customers reduce costly downtime in their business and provide service that keeps their customers moving down the road with confidence.

In 2002, the increased awareness of the importance in maintaining correct air pressure in tires, whether in automobile, light truck, or over-the-road truck applications, heightened demand for products to aid in the process: air gauges, new tire valves, air delivery systems, and a wide variety of repair supplies. Demand for capital equipment, which had remained weak for an extended period, improved in several product areas — such as tire changers, balancers, wheel alignment systems, and hydraulic lifts. We were the first to introduce the markets to a new fully-automatic tire changer that is specifically

Broad product selection, rapid availability, and personal service: these elements create value for customers of Myers Tire Supply®. Myers is the one-stop-shop for tire, wheel, and undervehicle service tools, equipment, and supplies. We buy from the leading manufacturers and sell everything that professionals need to service passenger, truck, and off-road tires and wheels — computerized alignment equipment, tire balancers, tire repair plugs, small hand tools, air gauges, and more. We also provide products for allied services, such as transmission, brake, and cooling system maintenance. Distribution from 43 nationwide branches, international affiliates, and our online e-branch gives customers quick access to products. And we deliver personal service, including on-site training to introduce new products and repair techniques to help customers improve efficiency in their business.



Maintaining Air Pressure



Servicing Brake Components



Balancing Passenger Tires

designed to eliminate damage to rims and tires when working on low profile, high performance, and run-flat type of tires, as well as standard OE rally and steel wheels. The technician simply enters the wheel's information into the computer and with just a few steps an old tire is removed and a new one is set in place. The built-in tire lift eliminates the danger of lower back injuries to the operator.

We build our business and our customers' business through product scope. While the needs and composition of our markets constantly change, Myers adapts and delivers the products and services that are crucial to our customers' success.

Wide Coverage Means Business

What good is a broad product line if customers cannot get what they need on time? Our nationwide coverage from 43 branches in 31 states, plus an extensive e-branch and international distribution, means supply lines to customers are short — a value-advantage that contributes to millions of people's income, mobility, and safety.

In 2002, the macro trends for our distribution business remained favorable: vehicle average age, population, and complexity continued to increase, all of which translated into more service opportunities for our customers. Increased activity among auto dealers as tire dealers opened potential new sales channels. Continued consolidation of tire dealers, while creating fewer customers, also presents Myers with more opportunities for national accounts service — for which our distribution business is uniquely positioned.

Growing Personal Relationships

Even in today's faceless world of point-and-click, instant gratification, Myers delivers personal service that our customers value: value in the

"Know the customer's needs and deliver superior products and service."

Louis S. Myers, 1934
Co-Founder, Myers Tire Supply,
Myers Industries, Inc.



Louis Myers (R) taking a customer's order, circa 1934

form of face-to-face interaction with our sales representatives to communicate their needs and get solutions; value in thorough training on new products and new service techniques; value in industry knowledge and service that exceeds their expectations. From the Company's beginnings in 1933, Myers has been driven to provide value for customers — to "know the customer's needs and deliver superior products and service," according to co-founder Louis S. Myers.

Because of the close relationships our sales personnel form with the people who perform the work on a daily basis, no one understands the world of tire repair and service technicians better than Myers. Whether at a national auto service chain or a fleet service provider for trucks, the relationship is built on mutual benefit and trust. It is a relationship developed by our commitment to maintain the industry's best sales force. Last year, we continued down that path by reinforcing our training endeavors for sales people, from hands-on work with the latest products for servicing heavy equipment tires to the basics of solution-based selling to help customers grow their business.

We earn business in all markets by responding to the individual needs of our customers and adapting to changes in their business. The sum of the fundamentals that we provide in doing so are unmatched in benefits to our markets: full-line product coverage, knowledgeable service, and timely distribution.

FINANCIAL STATEMENTS

Summarized Quarterly Results of Operations

(Unaudited) Thousands of Dollars, Except Per Share Data

2002

Quarter Ended	March 31	June 30	Sept. 30	Dec. 31	Total
Net sales	$148,939	$153,095	$146,626	$159,331	$607,991
Gross profit	54,499	51,730	44,395	50,794	201,418
Net income	10,046	6,802	3,068	4,044	23,960
Per share	.34	.23	.10	.13	.80

2001

Quarter Ended	March 31	June 30	Sept. 30	Dec. 31	Total
Net sales	$165,260	$152,738	$141,447	$148,505	$607,950
Gross profit	58,891	50,291	45,970	49,787	204,939
Net income	7,987	3,181	1,691	2,332	15,191
Per share	.27	.10	.06	.08	.51

Common Stock Market Prices and Dividends

The Company's Common Stock is traded on the New York Stock Exchange (ticker symbol MYE). The approximate number of record holders at December 31, 2002 was 2,214. High and low stock prices and dividends for the last two years were:

2002

Quarter Ended	Sales Price		Dividends Paid
	High	Low	
March 31	11.64	9.20	.05
June 30	14.48	11.22	.05
September 30	14.20	10.21	.05
December 31	13.70	10.02	.05

2001

Quarter Ended	Sales Price		Dividends Paid
	High	Low	
March 31	11.64	8.01	.04
June 30	11.34	8.91	.04
September 30	11.05	8.56	.05
December 31	11.66	8.72	.05

DIVIDENDS PER SHARE

$ Dollars


.17
.18
.20
00
01
02

BOOK VALUE PER SHARE

$ Dollars


7.21
7.30
8.50
00
01
02

Results Of Operations

2002

Net sales of $608.0 million for the year ended December 31, 2002 were virtually unchanged from the prior year. Despite the flat sales, net income for 2002 of $24.0 million or $.80 per share increased 58 percent from the net income of $15.2 million or $.51 per share reported in 2001, as a result of the cessation of goodwill amortization and significantly lower interest expense.

On a segment basis, sales in the distribution segment increased $3.1 million or 2 percent as sales of capital equipment picked up following several years of weak demand. In the manufacturing segment, sales declined $1.7 million or less than one percent, however, excluding the favorable translation effect of foreign currencies, primarily from a stronger euro, sales in the manufacturing segment would have been down 2 percent for the year. Weak demand in most of the Company's markets combined with competitive pressures on pricing, particularly for horticultural containers and consumer products, led to the decline.

Gross profit, expressed as a percentage of sales, declined slightly to 33.1 percent for the year ended December 31, 2002, compared with 33.7 percent in the prior year. In the distribution segment, margins increased slightly based on continuing favorable sales mix of higher margin supplies. In the manufacturing segment, margins declined as a result of lower selling prices and an increase of unabsorbed fixed manufacturing costs due to lower production levels. Raw material costs, primarily for plastic resins, were lower than prior year costs through the first half of 2002 but increased throughout the year and were unfavorable in the third and fourth quarters.

Total operating expenses decreased $9.8 million or 6 percent to $149.2 million. Expressed as a percentage of sales, operating expenses were reduced to 24.5 percent in 2002 compared to 26.1 percent in 2001. The reduction in current year operating expenses was primarily due to the elimination of goodwill amortization which totaled $9.2 million in 2001. Other reductions in general and administrative expenses resulting from cost containment efforts were largely offset by significantly higher costs for medical, property, casualty and other insurance.

Net interest expense of $11.8 million for 2002 was down $6.9 million or 37 percent from the prior year. This decrease was primarily the result of lower interest rates, however, the Company also received the benefit of lower average borrowing levels by repaying $35.8 million of debt during the year.

Income taxes as a percentage of pretax income was 40.6 percent compared with 44.2 percent in the prior year. The lower effective tax rate reflects the elimination of the impact which non-deductible goodwill amortization had in prior years. In addition, the Company experienced a more favorable foreign tax rate difference in the current year.

2001

For the year ended December 31, 2001, net sales of $608.0 million were down 7 percent from the $652.7 million in 2000. Net income for 2001 of $15.2 million decreased 37 percent from the $24.0 million reported in 2000.

The Company experienced sales decline in both of its business segments. Distribution segment sales were down $7.2 million or 5 percent reflecting lower unit volumes, particularly for capital equipment. In the manufacturing segment, sales decreased $37.7 million or 7 percent from the prior year as the Company experienced sharply lower demand brought on by the general recession and global economic slowdown affecting most of the industrial markets we serve. In addition, competitive pressures and lower raw material costs resulted in conditions to maintain or lower selling prices for most of the Company's product lines and markets. Excluding the impact of acquired companies, sales in the manufacturing segment would have declined 10 percent and total sales would be down 9 percent for the year. The translation effect of foreign currencies, primarily the euro, did not have a material impact with a difference of less than one percent on the sales amounts as reported.

Cost of sales decreased $32.1 million or 7 percent, reflecting the significant drop in fiscal 2001 sales. Gross profit, expressed as a percentage of sales, improved slightly to 33.7 percent for the year ended December 31, 2001, compared with 33.3 percent in the prior year. In the distribution segment, margins improved slightly reflecting a shift in sales mix to higher margin supplies versus capital equipment. In the manufacturing segment, margins were virtually unchanged as the benefit of lower raw material costs were offset by slightly lower selling prices and a decrease in the absorption of fixed manufacturing costs resulting from reduced production.

Total operating expenses increased $4.7 million or 3 percent to $159.0 million. The increase in fiscal 2001 reflects the full year impact of expenses of companies acquired in the fourth quarter of last year as well as the amortization of related goodwill. In addition, the Company experienced substantially higher costs for medical insurance and bad debt expense, including approximately $1.0 million as a result of the Kmart bankruptcy filing in January 2002. Expressed as a percentage of sales, operating expenses were 26.1 percent in 2001 compared with 23.6 percent in 2000. This decrease in operating expense leverage is a result of both the higher costs and reduced sales volume in the current year.

Net interest expense for 2001 decreased $3.7 million or 16 percent compared with the prior year. This decrease reflects primarily the impact of lower interest rates. In addition, the Company reduced debt by $35.3 million in fiscal 2001, and therefore, received the benefit of lower average borrowing levels.

Income taxes as a percent of income before taxes was 44.2 percent compared to 41.3 percent in the prior year. The higher effective tax rate reflects the more significant impact of non-deductible goodwill amortization resulting from lower pretax income combined with a lower foreign tax rate difference.

Financial Condition

Liquidity and Capital Resources

In 2002, the Company generated cash from operating activities of $65.5 million. During the year investments in property, plant and equipment totaled $28.4 million and total debt was reduced by $32 million. Debt as a percentage of total capitalization was reduced to 48 percent at December 31, 2002 compared to 55 percent at the end of 2001. At December 31, 2002, the Company had working capital of $83.8 million and a current ratio of 1.7 to 1.

At December 31, 2002, available borrowing under the Company's revolving credit facility was approximately $70 million. During the next five years management anticipates on-going capital expenditures in the range of $25 to $30 million annually. Cash flows from operations and funds available under existing credit facilities will provide the Company's primary source of future financing. Management believes that it has sufficient financial resources to meet anticipated business requirements in the foreseeable future, including capital expenditures, dividends, working capital and debt service.

The following summarizes the Company's future cash outflows for the next five years resulting from financial contracts and commitments:

(Dollars in thousands)

	2003	2004	2005	2006	2007	Total
Long-term Debt	$20,690	$26,516	$174,954	$736	$765	$223,661
Operating Leases	8,336	7,182	6,273	4,897	4,246	30,934
Total	$29,026	$33,698	$181,227	$5,633	$5,011	$254,595

Market Risk and Derivative Financial Instruments

The Company has financing arrangements that require interest payments based on floating interest rates. As such, the Company's financial results are subject to changes in the market rate of interest. Our objective in managing the exposure to interest rate changes is to limit the volatility and impact of rate changes on earnings while maintaining the lowest overall borrowing cost. At present, the Company has not entered into any interest rate swaps or other derivative instruments to fix the interest rate on any portion of its financing arrangements with floating rates. Accordingly, based on current debt levels at December 31, 2002, if market interest rates increase one percent, the Company's interest expense would increase approximately $2.5 million.

Some of the Company's subsidiaries operate in foreign countries and, as such, their financial results are subject to the variability that arises from exchange rate movements. The Company believes that foreign currency exchange rate fluctuations do not represent a significant market risk due to the nature of the foreign countries in which we operate, primarily Canada and Western Europe, as well as the size of those operations relative to the total Company.

The Company uses certain commodities, primarily plastic resins, in its manufacturing processes. As such, the cost of operations is subject to fluctuation as the market for these commodities changes. The Company monitors this risk but currently has no derivative contracts to hedge this risk, however, the Company also has no significant purchase obligations to purchase fixed quantities of such commodities in future periods.

Critical Accounting Policies

Our discussion and analysis of the Company's financial condition and results of operations are based on the accompanying consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America. As indicated in Note 1 to our consolidated financial statements, the amounts of assets, liabilities, revenue and expenses reported are affected by estimates and judgements that are necessary to comply with generally accepted accounting principles. We base our estimates on prior experience and other assumptions that we consider reasonable to our circumstances. While estimates and judgements are applied in arriving at reported amounts such as pension benefits and provisions for self-insured risks, we believe the following matters may involve a high degree of judgement and complexity.

Revenue Recognition – The Company recognizes revenues from the sale of products, net of actual and estimated returns, at the point of passage of title, which is generally at the time of shipment.

Bad Debts – The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectibility in determining an estimate for its allowance for doubtful accounts. If economic circumstances

Critical Accounting Policies (cont.)

change substantially, estimates of the recoverability of amounts due the Company could be reduced by a material amount.

Inventory – Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for approximately 41 percent of the Company's inventories and by the first-in, first-out (FIFO) method for all other inventories. Where appropriate, standard cost systems are utilized for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of lower of cost or market value of inventory are determined based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

Goodwill – As a result of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," recorded goodwill will be subjected to annual impairment testing. Goodwill impairment testing requires, in part, that we estimate the fair value of our business units which, in turn, requires that we make judgements concerning future cash flows and appropriate discount rates for those businesses. Our estimate of the fair value of these business units and the related goodwill could change over time based on a variety of factors, including the actual operating performance of the underlying businesses or the impact of future events on the cost of capital and the related discount rates used.

Contingencies – In the ordinary course of business, we are involved in various legal proceedings and contingencies. We have recorded liabilities for these matters in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (SFAS 5). SFAS 5 requires a liability to be recorded based on our estimate of the probable cost of the resolution of a contingency. The actual resolution of these contingencies may differ from our estimates. If a contingency is settled for an amount greater than our estimates, a future charge to income would result. Likewise, if a contingency is settled for an amount that is less than our estimate, a future credit to income would result.

Income Taxes – Deferred income taxes are provided to recognize the effect of temporary differences between financial and tax reporting. Deferred income taxes are not provided for undistributed earnings of foreign consolidated subsidiaries as it is our intention to reinvest such earnings for an indefinite period of time. The Company has significant operations outside the United States and in jurisdictions with statutory tax rates both higher and lower than in the United States. As a result, significant tax and treasury planning and analysis of future operations are necessary to determine the proper amounts of tax assets, liabilities and expense to be recognized.

The Company has reserved the deferred tax benefit of certain tax loss carry forwards in foreign countries that if realized would reduce future income tax expense by approximately $5,977,000. Of this amount, $2,657,000 expires in various years from 2003 through 2007, and $3,320,000 has no expiration date. The Company also has U.S. foreign tax credit carry forwards of approximately $800,000 expiring in 2004.

Statements of Consolidated Income
Myers Industries, Inc. and Subsidiaries
For The Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Net sales	$607,991,158	$607,950,431	$652,659,900
Cost of sales	406,572,783	403,011,346	435,081,945
Gross profit	201,418,375	204,939,085	217,577,955
Operating expenses			
Selling	88,407,389	88,020,857	85,632,525
General and administrative	60,840,409	70,979,067	68,675,568
	149,247,798	158,999,924	154,308,093
Operating income	52,170,577	45,939,161	63,269,862
Interest			
Income	(461,038)	(695,140)	(972,248)
Expense	12,270,787	19,394,282	23,332,503
	11,809,749	18,699,142	22,360,255
Income before income taxes	40,360,828	27,240,019	40,909,607
Income taxes	16,401,000	12,049,000	16,909,000
Net income	$23,959,828	$15,191,019	$24,000,607
Net income per share	$.80	$.51	$.80
Weighted average shares outstanding	29,971,843	29,752,373	29,828,210

The accompanying notes are an integral part of these statements.

Statements of Consolidated Financial Position
Myers Industries, Inc. and Subsidiaries
As of December 31, 2002 and 2001

Assets

	2002	2001
Current Assets		
Cash	$1,702,334	$7,074,964
Accounts receivable – less allowances		
of $4,507,000 and $4,417,000, respectively	111,207,172	104,602,982
Inventories		
Finished and in-process products	66,819,085	66,239,288
Raw materials and supplies	16,280,910	15,109,952
	83,099,995	81,349,240
Prepaid expenses	5,130,856	3,591,411
Total Current Assets	201,140,357	196,618,597
Other Assets		
Goodwill	204,465,504	187,960,222
Patents and other intangible assets, net	2,422,772	2,834,582
Other	3,658,670	4,017,156
	210,546,946	194,811,960
Property, Plant and Equipment, at Cost		
Land	7,878,664	7,311,493
Buildings and leasehold improvements	77,061,850	73,983,923
Machinery and equipment	318,617,656	282,140,259
	403,558,170	363,435,675
Less allowances for depreciation and amortization	212,763,143	172,699,854
	190,795,027	190,735,821
	$602,482,330	$582,166,378

Liabilities and Shareholders' Equity

	2002	2001
Current Liabilities		
Accounts payable	$49,970,910	$44,818,664
Accrued expenses		
Employee compensation and related items	29,843,708	25,501,181
Taxes, other than income taxes	3,260,304	2,632,663
Accrued interest	754,668	1,207,733
Other	12,849,101	12,971,309
Current portion of long-term debt	20,690,265	17,767,688
Total Current Liabilities	117,368,956	104,899,238
Long-term Debt, less current portion	212,222,615	247,145,234
Deferred Income Taxes	17,201,131	12,595,697
Shareholders' Equity		
Serial Preferred Shares (authorized 1,000,000 shares)	--	--
Common Shares, without par value		
(authorized 60,000,000 shares; outstanding 30,071,736		
and 29,809,618 shares, respectively)	18,301,212	14,503,828
Additional paid-in capital	216,077,838	217,594,648
Accumulated other comprehensive income (loss)	(16,590,693)	(34,411,755)
Retained income	37,901,271	19,839,488
	255,689,628	217,526,209
	$602,482,330	$582,166,378

The accompanying notes are an integral part of these statements.

Statements of Consolidated Shareholders' Equity and Comprehensive Income
Myers Industries, Inc. and Subsidiaries
For The Years Ended December 31, 2002, 2001 and 2000

	Common Shares		Additional Paid-In	Accumulated Other Comprehensive	Retained	Comprehensive
	Number	Amount	Capital	Income (Loss)	Income	Income
Balance at January 1, 2000	19,987,446	$12,256,209	$169,508,024	($19,013,675)	$44,996,259	--
Additions						
Net income	--	--	--	--	24,000,607	$24,000,607
Sales under option plans	14,796	9,134	135,970	--	--	--
Employees stock purchase plan	42,605	25,988	458,816	--	--	--
Dividend reinvestment plan	13,033	7,949	164,223	--	--	--
Deductions						
Purchases for treasury	(428,800)	(260,620)	(5,271,582)	--	--	--
Dividends – $.17 per share	--	--	--	--	(4,969,876)	--
10% stock dividend	1,960,932	1,196,170	24,784,392	--	(25,989,239)	--
Foreign currency translation adjustment	--	--	--	(8,136,041)	--	(8,136,041)
Balance at December 31, 2000	21,590,012	$13,234,830	$189,779,843	($27,149,716)	$38,037,751	$15,864,566
Additions						
Net income	--	--	--	--	15,191,019	15,191,019
Sales under option plans	46,404	26,707	331,899	--	--	--
Employees stock purchase plan	35,204	21,474	410,218	--	--	--
Dividend reinvestment plan	11,830	8,840	365,917	--	--	--
Deductions						
Dividends – $.18 per share	--	--	--	--	(5,454,868)	--
10% stock dividend	2,164,244	1,211,977	26,706,771	--	(27,934,414)	--
Foreign currency translation adjustment	--	--	--	(7,262,039)	--	(7,262,039)
Balance at December 31, 2001	23,847,694	$14,503,828	$217,594,648	($34,411,755)	$19,839,488	$7,928,980
Additions						
Net income	--	--	--	--	23,959,828	23,959,828
Sales under option plans	166,837	102,297	1,562,041	--	--	--
Employees stock purchase plan	30,035	18,321	359,833	--	--	--
Dividend reinvestment plan	16,415	10,015	228,067	--	--	--
Foreign currency translation adjustment	--	--	--	19,404,517	--	19,404,517
Deductions						
Dividends – $.20 per share	--	--	--	--	(5,878,169)	--
Five-for-four stock split	6,010,755	3,666,751	(3,666,751)	--	(19,876)	--
SFAS 87 additional pension liability	--	--	--	(1,583,455)	--	(1,583,455)
Balance at December 31, 2002	30,071,736	$18,301,212	$216,077,838	($16,590,693)	$37,901,271	$41,780,890

The accompanying notes are an integral part of these statements.

Statements of Consolidated Cash Flows
Myers Industries, Inc. and Subsidiaries
For The Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash Flows From Operating Activities			
Net income	$23,959,828	$15,191,019	$24,000,607
Items not affecting use of cash			
Depreciation	34,550,402	33,361,480	33,075,562
Amortization of goodwill	--	9,223,542	8,949,361
Amortization of other intangibles	1,163,688	1,320,197	802,606
Deferred income taxes	4,526,372	1,632,285	964,870
Cash flow provided by (used for) working capital			
Accounts receivable	553,688	18,608,281	(11,646,970)
Inventories	741,868	6,359,412	(3,079,902)
Prepaid expenses	(1,481,808)	(1,220,662)	3,292,023
Accounts payable and accrued expenses	1,491,683	(7,674,145)	10,978,852
Net cash provided by operating activities	65,505,721	76,801,409	67,337,009
Cash Flows From Investing Activities			
Acquisition of businesses, net of cash acquired	(2,819,901)	(7,480,000)	(17,529,677)
Additions to property, plant and equipment, net	(28,389,133)	(25,182,509)	(43,606,144)
Other	(298,226)	(1,807,899)	42,204
Net cash used for investing activities	(31,507,260)	(34,470,408)	(61,093,617)
Cash Flows From Financing Activities			
Repayment of long-term debt	(12,000,000)	(12,000,000)	(8,000,000)
Net borrowings (repayments) on credit facility	(23,773,496)	(21,144,207)	12,540,289
Cash dividends paid	(5,878,169)	(5,454,868)	(4,969,876)
Proceeds from issuance of common stock	2,280,574	1,165,055	802,080
Repurchase of common stock	--	--	(5,532,202)
Net cash used for financing activities	(39,371,091)	(37,434,020)	(5,159,709)
Increase (Decrease) In Cash	(5,372,630)	4,896,981	1,083,683
Cash at January 1	7,074,964	2,177,983	1,094,300
Cash at December 31	$1,702,334	$7,074,964	$2,177,983
Supplemental Disclosures of Cash			
Flow Information			
Cash paid during the year for			
Interest	$12,023,900	$19,715,515	$21,370,386
Income taxes	11,617,883	11,478,129	17,558,167

The accompanying notes are an integral part of these statements.

Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of Myers Industries, Inc. and all wholly owned subsidiaries (Company). Significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Translation of Foreign Currencies
All balance sheet accounts of consolidated foreign subsidiaries are translated at the current exchange rate as of the end of the accounting period and income statement items are translated at an average currency exchange rate. The resulting translation adjustment is recorded in other comprehensive income as a separate component of shareholders' equity.

Financial Instruments
Financial instruments, consisting of trade and notes receivable, and long-term debt, consisting of borrowings at variable interest rates, are considered to have a fair value which approximates carrying value at December 31, 2002.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk primarily consist of trade accounts receivable. The concentration of accounts receivable credit risk is generally limited based on the Company's diversified operations, with customers spread across many industries and countries. No single customer accounts for more than two percent of total sales and no country, outside of the United States, accounts for more than ten percent of total sales. In addition, management has established certain requirements that customers must meet before credit is extended. The financial condition of customers is continuously monitored and collateral is usually not required.

Inventories
Inventories are stated at the lower of cost or market. For approximately 41 percent of its inventories, the Company uses the last-in, first-out (LIFO) method of determining cost. All other inventories are valued at the first-in, first-out (FIFO) method of determining cost.

If the FIFO method of inventory cost valuation had been used exclusively by the Company, inventories would have been $4,455,000, $3,731,000 and $4,756,000 higher than reported at December 31, 2002, 2001 and 2000, respectively.

Property, Plant and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the basis of the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 to 30 years
Leasehold Improvements	7 to 10 years
Machinery & Equipment	3 to 10 years
Vehicles	1 to 3 years

Long-Lived Assets
The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or discounted future cash flows resulting from the use and ultimate disposition of the asset. There were no impairment charges recorded in connection with the long-lived assets in 2002, 2001 or 2000.

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 became effective for the Company in 2002 and establishes guidelines for accounting for the impairment of long-lived assets. The provisions of SFAS No. 144 had no impact on the Company's financial statements upon adoption.

Revenue Recognition
The Company recognizes revenue from sales when goods are shipped and title has passed to the customer.

Income Taxes
Deferred income taxes are provided to recognize differences between financial statement and income tax reporting, principally for depreciation, non-deductible reserves and certain valuation allowances. No provision is made for U.S. income taxes on the unremitted earnings of foreign subsidiaries as the Company's intention is to indefinitely reinvest these earnings in the operations of these subsidiaries.

Goodwill and Intangible Assets
Effective January 1, 2002, the Company adopted the provisions of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method and that certain acquired intangible assets be recognized as assets apart from goodwill. No reclassification of intangible assets apart from goodwill was necessary as a result of the Company adopting the new standard.

Summary of Significant Accounting Policies (cont.)

Under the provisions of SFAS No. 142, the Company was required to perform a transitional goodwill impairment test within six months of adopting the new standard and to test for impairment on at least an annual basis thereafter. For purposes of transitional impairment testing, the Company determined the fair value of its reporting units using discounted cash flow models and relative market multiples for comparable businesses. The Company compared the fair value of each of its reporting units to their respective carrying values, including related goodwill, which resulted in no impairment being recognized. Evaluation of recorded goodwill as of October 1, 2002, the date of the Company's annual impairment testing, also resulted in no indication of goodwill impairment.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002, at which time accumulated amortization was $30.7 million. Had goodwill amortization not been recorded in 2001 and 2000, income before taxes would have increased $9.2 million and $8.9 million, respectively, while net income would have increased by $7.1 million to $22.3 million and $6.8 million to $30.8 million. Net income per share would have increased by $.24 and $.23 for 2001 and 2000, respectively.

Net Income Per Share

Net income per share, as shown on the Statements of Consolidated Income, is determined on the basis of the weighted average number of common shares outstanding during the year, and for all periods shown basic and diluted earnings per share are identical. During the year ended December 31, 2002, the Company declared a five-for-four stock split and during fiscal years 2001 and 2000, the Company paid a ten percent stock dividend. All per share data has been adjusted for the stock split and stock dividends.

Stock Compensation

The Company accounts for stock compensation arrangements using the intrinsic value in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with the intrinsic value method, the Company has not recognized any expense related to stock options, as options have only been granted with an exercise price equal to the market value of the shares at the date of the grant.

The alternative policy in SFAS No. 123, "Accounting for Stock Based Compensation," provides that compensation expense be recognized based on the fair value of the options awarded, determined by an option pricing model. If the Company had recognized compensation expense using the fair value method under SFAS No. 123 rather than APB 25, net income would not have been materially different than reported amounts and net income per share would be identical for 2002, 2001 and 2000. In calculating the compensation expense under SFAS No. 123, the Company assumes that all options will vest and be exercised at the expiration date of the grant. Other assumptions used in calculating the compensation expense for options granted in 2002 include a dividend yield of 1.6 percent, a risk free interest rate of 3.85 percent and a volatility measure based on the Company's stock beta of .40.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure," as an amendment to SFAS No. 123. SFAS No. 148 provides for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements to require prominent disclosure in both interim and annual financial statements about the method of accounting used for stock based employee compensation and the effect of the method on reported results. The Company adopted the disclosure provisions of SFAS No. 148 effective December 31, 2002.

Acquisitions

In October 2000, the Company acquired R.B. Manufacturing (RB), a Sandusky, Ohio manufacturer of material handling carts, and Best Plastics, Inc., a Cassopolis, Michigan manufacturer of thermoformed and rotational molded plastic products. Total cost of the acquisitions was approximately $18.2 million and both acquisitions have been accounted for under the purchase method of accounting. The excess of purchase price over the fair value of assets acquired was approximately $12.4 million. Consolidated pro-forma sales, income and earnings per share, adjusted to reflect the acquisitions of RB and Best, would not be materially different from the reported amounts for fiscal year 2000.

In 2002, the Company paid approximately $2.8 million as additional and final consideration in connection with the acquisition of Listo Products, Ltd. (Listo). Listo was acquired in August 1999 for a total cost, including the additional consideration noted above, of approximately $18 million.

Retirement Plans

The Company and certain of its subsidiaries have pension and profit sharing plans covering substantially all of their employees. Two plans are defined benefit plans with benefits primarily based upon a fixed amount for each completed year of service as defined. It is the Company's policy to fund pension costs accrued, which are at least equal to the minimum required contribution as defined by the Employee Retirement Income Security Act of 1974.

For the Company's defined benefit plans, the net periodic pension cost was as follows:

	2002	2001	2000
Service cost	$188,990	$179,192	$131,294
Interest cost	303,202	288,493	259,886
Expected return on assets	(261,029)	(291,192)	(333,208)
Amortization of transition obligation	(2,942)	2,525	6,497
Amortization of prior service cost	42,776	42,776	27,825
Amortization of net loss (gain)	14,032	--	(42,305)
Net periodic pension cost	$285,029	$221,794	$49,989

The reconciliation of changes in projected benefit obligations are as follows:

	2002	2001	2000
Benefit obligation at beginning of year	$4,485,321	$3,980,688	$3,444,466
Service cost	188,990	179,192	131,294
Interest cost	303,202	288,493	259,886
Plan amendments	--	--	204,084
Actuarial loss (gain)	66,248	190,309	94,742
Benefits paid	(159,006)	(153,361)	(153,784)
Benefit obligation at end of year	$4,884,755	$4,485,321	$3,980,688

The following table reflects the change in fair value of the plans' assets:

	2002	2001	2000
Fair value of plan assets at beginning of year	$3,199,226	$3,744,411	$4,236,512
Actual return on plan assets	(550,240)	(380,259)	(358,045)
Company contribution	369,000	6,435	46,618
Expenses paid	(15,668)	(18,000)	(26,890)
Benefits paid	(159,006)	(153,361)	(153,784)
Fair value of plan assets at end of year	$2,843,312	$3,199,226	$3,744,411

The following table provides a reconciliation of the funded status of the plans, both of which were underfunded at December 31, 2002 and 2001:

	2002	2001
Funded status	($2,041,443)	($1,286,095)
Unrecognized liability	(2,946)	(5,887)
Unrecognized prior service cost	361,702	404,477
Unrecognized net loss	1,586,401	707,248
Net amount recognized	($96,286)	($180,257)

Under the provision of SFAS No. 87, the Company recorded an additional minimum pension liability of $1,945,157 at December 31, 2002, of which $1,583,455 has been recorded as a component of accumulated other comprehensive income and $361,702 as an intangible pension asset.

Assumptions used for these plans were a discount rate of 6.75 percent and expected rate of return on plan assets of 8.0 percent. Future benefit increases were not considered as there is no substantive commitment to increase benefits.

Retirement Plans (cont.)

A profit sharing plan is maintained for the Company's U.S. based employees, not covered under defined benefit plans, who have met eligibility service requirements. The amount to be contributed by the Company under the profit sharing plan is determined at the discretion of the Board of Directors. Profit sharing plan expense was $1,700,000, $1,500,000, and $2,000,000 for the years 2002, 2001 and 2000, respectively. In addition, the Company has a Supplemental Executive Retirement Plan (SERP) to provide participating senior executives with retirement benefits in addition to amounts payable under the profit sharing plan. Expense related to the SERP was $253,000, $108,000 and $128,000 for the years 2002, 2001 and 2000, respectively. The SERP is unfunded apart from the general assets of the Company.

Long-Term Debt and Credit Agreements

Long-term debt at December 31, consisted of the following:

	2002	2001
Revolving credit agreement	$174,179,776	$192,992,890
Term loan	41,500,000	53,500,000
Industrial revenue bonds	4,000,000	4,000,000
Other	13,233,104	14,420,032
	232,912,880	264,912,922
Less current portion	20,690,265	17,767,688
	$212,222,615	$247,145,234

The Company has a Multi-Currency Loan Agreement with a group of banks which at December 31, 2002 provides for a $41.5 million term loan facility and a revolving credit facility in five currencies, approximating $245 million (US). Amounts available under the revolving credit facility are 185 million US dollars, 30 million euros, 23 million Canadian dollars, 63 million Danish kroners, and 3.0 million pound sterling. At December 31, 2002, the amount borrowed was $41.5 million under the term loan, and $156.0 million US dollars, 2.3 million euros, 13.4 million Canadian dollars, 40.0 million Danish kroners and 1.0 million pound sterling under the revolving credit facility.

Interest is based upon LIBOR for US dollars and similar bases for the other currencies plus an applicable margin that varies depending on the Company's ratio of total debt to earnings before interest, taxes, depreciation and amortization (EBITDA). The current average interest rate on the outstanding advances at December 31, 2002 is 3.31 percent. In addition, the Company pays a quarterly facility fee at a rate dependent on the EBITDA ratio, which was 45 basis points at December 31, 2002. The Loan Agreement expires in February 2005.

The Loan Agreement contains covenants which include among other things, the maintenance of certain financial ratios regarding leverage, net worth, interest coverage, and limits as to payments for cash dividends and capital expenditures. At December 31, 2002, the Company was in compliance with all of its debt covenants. In addition, the Loan Agreement restricts debt outside the facility to $25 million. At December 31, 2002, the Company had $17.2 million borrowed against this limit consisting of industrial revenue bonds, certain indebtedness of acquired companies, and in-country credit facilities for the Company's international operations. The weighted average interest rate on these amounts outstanding was 3.8 percent at December 31, 2002.

Maturities of long-term debt for the five years ending December 31, 2007 are: $21,000,000 in 2003; $27,000,000 in 2004; $175,000,000 in 2005; $1,000,000 in 2006 and $1,000,000 in 2007.

Leases

The Company and certain of its subsidiaries are committed under non-cancelable operating leases involving certain facilities and equipment. Aggregate rental expense for all leased assets was $9,395,000, $9,493,000, and $5,416,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Future minimum rental commitments for the next five years are as follows:

Year Ended December 31,	Commitment
2003	$8,336,000
2004	7,182,000
2005	6,273,000
2006	4,897,000
2007	4,246,000

Income Taxes

The effective tax rate was 40.6% in 2002, 44.2% in 2001 and 41.3% in 2000. A reconciliation of the Federal statutory income tax rate to the Company's effective tax rate is as follows:

	Percent of Pre-Tax Income		
	2002	2001	2000
Statutory Federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes – net of Federal tax benefit	**4.2**	3.8	4.2
Foreign tax rate differential	**1.1**	2.1	(.5)
Effect of non-deductible depreciation and amortization	**0.0**	2.3	1.3
Other	**0.3**	1.0	1.3
Effective tax rate for the year	**40.6%**	44.2%	41.3%

Income taxes consisted of the following:

(Dollars in thousands)

	2002		2001		2000	
	Current	**Deferred**	Current	Deferred	Current	Deferred
Federal	**$7,269**	**$3,921**	$6,518	$2,140	$12,152	$671
Foreign	**2,392**	**202**	2,322	(529)	1,457	(12)
State and local	**2,135**	**482**	1,651	(53)	2,325	316
	$11,796	**$4,605**	$10,491	$1,558	$15,934	$975

Significant components of the Company's deferred taxes as of December 31, 2002 and 2001 are as follows:

(Dollars in thousands)

	2002	2001
Deferred income tax liabilities		
Property, plant and equipment	**$20,101**	$19,689
Tax deductible goodwill	**2,206**	--
Employee benefit trust	**556**	435
Other	**1,641**	388
	24,504	20,512
Deferred income tax assets		
Compensation	**3,282**	3,276
Inventory valuation	**1,108**	1,246
Allowance for uncollectible accounts	**858**	971
Non-deductible accruals	**2,055**	2,423
	7,303	7,916
Net deferred income tax liability	**$17,201**	$12,596

In addition, at December 31, 2002 the Company has reserved the deferred tax benefit of certain tax loss carry forwards in foreign countries that if realized would reduce future income tax expense by approximately $5,977,000. Of this amount, $2,657,000 expires in various years from 2003 through 2007, and $3,320,000 has no expiration date. The Company also has U.S. foreign tax credit carry forwards of approximately $800,000 expiring in 2004.

Stock Options

In 1999, the Company and its shareholders adopted the 1999 Stock Plan allowing the Board of Directors to grant key employees and Directors the right to purchase Common Stock of the Company at the market price on the date of grant. In general, options granted and outstanding permit 20 percent of the shares granted to be exercised after six months, with additional vesting of 20 percent exercisable each year thereafter, with the options expiring six years from the date of grant. At December 31, 2002, there were 1,551,733 stock option shares available for future grant. The activity listed below covers the 1999 Stock Plan, the 1997 Incentive Stock Plan and the 1992 Stock Option Plan.

Options granted during the past three years:

Year	Shares	Price
2002	**6,250**	**$12.32**
2001	300,212	$8.36 to $10.40
2000	16,504	$8.18 to $9.32

Options exercised during the past three years:

Year	Shares	Price
2002	**255,000**	**$8.18 to $9.92**
2001	72,098	$8.55 to $9.83
2000	30,534	$7.13 to $8.12

Options outstanding and exercisable at December 31, 2002, 2001 and 2000 were as follows:

Year	Outstanding	Range of Exercise Prices	Exercisable	Weighted Average Exercise Price
2002	**911,871**	**$8.18 to $15.78**	**675,288**	**$10.51**
2001	1,181,309	$8.18 to $15.78	743,719	$10.03
2000	1,028,616	$8.18 to $15.78	640,379	$10.26

Industry Segments

The Company's business units have separate management teams and offer different products and services. Using the criteria of SFAS No.131, these business units have been aggregated into two reportable segments; distribution of aftermarket repair products and services and manufacturing of polymer products. The aggregation of business units is based on management by the chief operating decision maker for the segment as well as similarities of production processes, distribution methods and economic characteristics (e.g. average gross margin and the impact of economic conditions on long-term financial performance).

The Company's distribution segment is engaged in the distribution of equipment, tools and supplies used for tire servicing and automotive underbody repair. The distribution segment operates domestically through 43 branches located in major cities throughout the United States and in foreign countries through export sales and businesses in which the Company holds an equity interest.

The Company's manufacturing segment designs, manufactures and markets a variety of polymer based plastic and rubber products. These products are manufactured primarily through the molding process in facilities throughout the United States and in Europe. Sales to external customers for manufactured plastic products were $406.7 million, $411.1 million and $443.7 million for fiscal years 2002, 2001 and 2000, respectively. Outside sales of manufactured rubber products were $47.3 million, $46.0 million and $50.8 million for fiscal years 2002, 2001 and 2000.

Operating income for each segment is based on net sales less cost of products sold, and the related selling, administrative and general expenses. In computing segment operating income, general corporate overhead expenses and interest expenses are not included. The identifiable assets of each segment include: accounts receivable, inventory, net fixed assets, goodwill, patents and other intangible assets. Corporate assets are principally land, buildings, computer equipment and cash. Total sales from foreign business units and export were approximately $182.5 million, $182.0 million and $194.2 million for the years 2002, 2001 and 2000, respectively. There are no individual foreign countries for which sales are material. Long-lived assets in

Notes To Consolidated Financial Statements
Myers Industries, Inc. and Subsidiaries
For The Years Ended December 31, 2002, 2001 and 2000

Industry Segments (cont.)

foreign countries consisting primarily of property, plant and equipment and goodwill were approximately $133.9 million at December 31, 2002 and $113.3 million at December 31, 2001.

No single customer accounts for 10 percent or more of total company net sales or the net sales of either business segment.

	(Dollars in thousands)		
	2002	2001	2000
Net Sales			
Distribution of aftermarket repair products and services	**$154,028**	$150,932	$158,151
Manufacturing of polymer products	**468,633**	470,387	508,070
Intra-segment elimination	**(14,670)**	(13,369)	(13,561)
	$607,991	$607,950	$652,660
Income Before Income Taxes			
Distribution of aftermarket repair products and services	**$16,970**	$14,733	$15,431
Manufacturing of polymer products	**45,091**	40,597	56,562
Corporate	**(9,890)**	(9,391)	(8,723)
Interest expense—net	**(11,810)**	(18,699)	(22,360)
	$40,361	$27,240	$40,910
Identifiable Assets			
Distribution of aftermarket repair products and services	**$50,934**	$48,993	$57,136
Manufacturing of polymer products	**545,970**	528,775	563,637
Corporate	**6,008**	4,558	2,787
Intra-segment elimination	**(430)**	(160)	(1,456)
	$602,482	$582,166	$622,104
Capital Additions, Net			
Distribution of aftermarket repair products and services	**$52**	$29	$344
Manufacturing of polymer products	**27,895**	24,950	42,787
Corporate	**442**	206	475
	$28,389	$25,185	$43,606
Depreciation			
Distribution of aftermarket repair products and services	**$433**	$483	$496
Manufacturing of polymer products	**33,390**	32,172	31,965
Corporate	**727**	706	615
	$34,550	$33,361	$33,076

Eleven-Year Financial Summary
Myers Industries, Inc. and Subsidiaries

	2002	2001	2000	1999
Operations for the Year				
Net sales	$607,991,158	$607,950,431	$652,659,900	$580,760,740
Cost and expenses				
Cost of sales	406,572,783	403,011,346	435,081,945	367,635,460
Selling	88,407,389	88,020,857	85,632,525	83,352,607
General and administrative	60,840,409	70,979,067	68,675,568	60,265,518
Interest—net	11,809,749	18,699,142	22,360,255	15,205,809
	567,630,330	580,710,412	611,750,293	526,459,394
Income before income taxes	40,360,828	27,240,019	40,909,607	54,301,346
Income taxes	16,401,000	12,049,000	16,909,000	23,125,000
Net income	$23,959,828	$15,191,019	$24,000,607	$31,176,346
Net income per share*	$.80	$.51	$.80	$1.02
Financial Position—at Year End				
Total assets	$602,482,330	$582,166,378	$622,103,970	$600,409,632
Current assets	201,140,357	196,618,597	219,307,253	206,990,990
Current liabilities	117,368,956	104,899,238	112,890,230	102,244,419
Working capital	83,771,401	91,719,359	106,417,023	104,746,571
Other assets	210,546,946	194,811,960	201,291,971	203,923,134
Property, plant and equipment—net	190,795,027	190,735,821	201,504,746	189,495,508
Less:				
Long-term debt	212,222,615	247,145,234	284,273,097	280,103,906
Deferred income taxes	17,201,131	12,595,697	11,037,935	10,314,490
Shareholders' Equity	$255,689,628	$217,526,209	$213,902,708	$207,746,817
Common Shares outstanding*	30,071,736	29,809,618	29,686,266	30,231,013
Book value per Common Share*	$8.50	$7.30	$7.21	$6.87
Other Data				
Dividends paid	$5,578,169	$5,454,870	$4,969,876	$4,626,471
Dividends paid per Common Share*	.20	.18	.17	.15
Average Common Shares outstanding during the year.*	29,971,843	29,752,373	29,828,210	30,502,466

** Adjusted for the five-for-four stock split distributed in August, 2002; the ten percent stock dividends paid in August, 2001; August, 2000; August, 1999; August, 1997; and August, 1995; the five-for-four stock split distributed in August, 1994; the ten percent stock dividend paid in August, 1993; and the five-for-four stock split distributed in August, 1992.*


NET SALES
$ Millions
229.3
245.1
274.1
300.7
320.9
339.6
392.0
580.8
652.7
608.0
608.0
92
93
94
95
96
97
98
99
00
01
02


NET INCOME
$ Millions
13.1
15.4
17.8
16.0
21.0
22.3
28.7
31.2
24.0
15.2
24.0
92
93
94
95
96
97
98
99
00
01
02

1998	1997	1996	1995	1994	1993	1992
$392,019,900	$339,625,585	$320,943,771	$300,699,109	$274,054,163	$245,136,189	$229,255,085
256,506,103	232,376,615	219,152,386	206,050,902	183,890,614	163,794,129	154,007,502
47,959,466	39,322,295	36,170,478	33,973,656	32,238,245	30,428,260	27,286,626
38,181,368	29,613,322	29,720,351	32,834,285	27,258,865	24,373,483	24,782,393
887,873	247,570	285,290	784,427	620,276	1,091,590	1,341,811
343,534,810	301,559,802	285,328,505	273,643,270	244,008,000	219,687,462	207,418,332
48,485,090	38,065,783	35,615,266	27,055,839	30,046,163	25,448,727	21,836,753
19,806,000	15,727,000	14,612,000	11,087,000	12,215,000	10,054,000	8,727,000
$28,679,090	$22,338,783	$21,003,266	$15,968,839	$17,831,163	$15,394,727	$13,109,753
$.94	$.73	$.68	$.52	$.58	$.52	$.46
$306,707,788	$224,077,922	$207,121,727	$193,603,873	$172,026,887	$152,386,302	$142,081,023
153,650,201	107,426,627	106,309,880	101,087,297	94,724,955	78,922,479	74,892,471
51,233,510	39,643,522	36,853,013	32,372,026	34,093,593	24,380,541	31,685,772
102,416,691	67,783,105	69,456,867	68,715,271	60,631,362	54,541,938	43,206,699
43,614,594	26,100,386	20,151,914	23,086,827	15,923,620	15,769,611	16,525,900
109,442,993	90,550,909	80,659,933	69,429,749	61,378,312	57,694,212	50,662,652
48,832,240	4,261,257	4,569,396	13,335,191	4,154,646	10,654,650	24,917,426
3,953,185	3,496,196	3,254,327	2,713,106	2,869,976	2,064,399	1,594,855
$202,688,853	$176,676,947	$162,444,991	$145,183,550	$130,908,672	$115,286,712	$83,882,970
30,509,949	30,411,513	30,845,895	30,940,128	30,801,188	30,758,183	28,371,490
$6.64	$5.81	$5.27	$4.69	$4.25	$3.75	$2.96
$4,027,721	$3,529,921	$3,049,642	$2,577,154	$2,326,964	$2,058,288	$1,746,780
.13	.11	.10	.08	.08	.07	.06
30,454,614	30,726,728	30,977,659	30,876,708	30,801,700	29,642,640	28,310,406

NET INCOME PER SHARE
$ Dollars



.46
.52
.58
.52
.68
.73
.94
1.02
.80
.51
.80
92
93
94
95
96
97
98
99
00
01
02

SHAREHOLDERS' EQUITY
$ Millions



83.9
115.3
130.9
145.2
162.4
176.7
202.7
207.7
213.9
217.5
255.7
92
93
94
95
96
97
98
99
00
01
02

Report of Independent Auditors

We have audited the accompanying statement of consolidated financial position of Myers Industries, Inc. (an Ohio Corporation) and Subsidiaries as of December 31, 2002 and the related statements of consolidated income, shareholders' equity and comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Myers Industries, Inc. and Subsidiaries as of December 31, 2001 and for each of the two years in the period then ended were audited by other auditors who have ceased operations and whose report dated February 15, 2002, expressed an unqualified opinion on those statements before the revisions described below and in the Goodwill and Intangible Assets note and the 2002 restatement adjustment for the retroactive effect of the five-for-four stock split described below and in the Net Income Per Share note.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Myers Industries, Inc. and Subsidiaries at December 31, 2002 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As explained in the Goodwill and Intangible Assets note, effective January 1, 2002, the Company changed its method of accounting for goodwill.

As discussed above, the financial statements of Myers Industries, Inc. as of December 31, 2001, and for each of the two years in the period then ended were audited by other auditors who have ceased operations. As described in the Goodwill and Intangible Assets note, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures for 2001 and 2000 in the Goodwill and Intangible Assets note included (a) agreeing the previously reported net income and net income per share to the previously issued financial statements and the adjustments to those amounts representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the calculation of adjusted net income. Also, as described in the Net Income Per Share note, in 2002 the Company's Board of Directors approved a five-for-four stock split, and all references to the number of shares, per share information and the number of stock options in the financial statements have been adjusted to reflect the stock split on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information and the number of stock options reflected in the 2001 and 2000 financial statements. Our procedures included (a) agreeing the authorization for the five-for-four stock split to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the restated number of shares, net income per share, stock option information and all other per share amounts.

In our opinion, the disclosures for 2001 and 2000 in the Goodwill and Intangible Assets note are appropriate and the adjustments to reflect the five-for-four stock split are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

Ernst & Young LLP

Akron, Ohio

February 12, 2003

Forward-Looking Statements Disclosure

Statements contained in this report concerning the Company's goals, strategies, and expectations for business and financial results may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are based on current indicators and expectations. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect," or "anticipate" will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe they are reasonable. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all).

You should read this report with the understanding that actual future results may be materially different from what we expect. Many of the factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statement. We do not intend, and undertake no obligation, to update these forward-looking statements.

These statements involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements. Such risks include, but are not limited to:

(1) Fluctuations in product demand and market acceptance

(2) Uncertainties associated with the general economic conditions in our domestic and international markets

(3) Foreign currency risks

(4) Interest rate fluctuations

(5) Increased competition in our markets

(6) Changes in seasonality

(7) Our ability to make successful acquisitions

(8) Difficulties in manufacturing operations

(9) Our degree of leverage and uncertainties associated with servicing our debt

(10) Raw material availability

(11) Fluctuations in raw material costs

(12) Changes in laws or regulations and approvals and decisions of courts, regulators, and governmental bodies

Board of Directors

Keith A. Brown
President and Chief Executive Officer
Chimera Corp.

Karl S. Hay
Retired from Brouse McDowell
A Legal Professional Association

Richard P. Johnston
Private Equity Investor

Michael W. Kane
President and Chief Executive Officer
M. Kane & Company, Inc.

Edward W. Kissel
President and Chief Executive Officer
Kissel Group Ltd.

Stephen E. Myers
President and Chief Executive Officer

Richard L. Osborne
Professor for the Practice of Management
Case Western Reserve University

Jon H. Outcalt
Chairman, NCS HealthCare Inc.

Milton I. Wiskind
Senior Vice President and Secretary

Corporate Officers

Stephen E. Myers
President and Chief Executive Officer

John C. Orr
Chief Operating Officer

Milton I. Wiskind
Senior Vice President and Secretary

Gregory J. Stodnick
Vice President, Finance and Chief Financial Officer

Jean-Paul Lesage
Vice President

Kevin C. O'Neil
General Counsel and Assistant Secretary

Investor Relations Information

Annual Meeting
The Annual Meeting of Shareholders will be held on Wednesday, April 23, 2003, at 9:00 a.m. in the Company's L.S. Myers Training Center, 1554 South Main Street, Akron, Ohio. For more information, please call (330) 253-5592.

Company Headquarters
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301
Tel: (330) 253-5592

Web Site: www.myersind.com
Myers Industries' home page provides detailed information about the company, including:

- Stock prices and charting from the NYSE;
- Downloadable Annual Report PDF files;
- SEC Filings;
- Recent press releases;
- Myers' products, services, and markets;
- Historical information about Myers; and
- Information order form to obtain current financial and investor-related information.

Common Stock
Traded on the New York Stock Exchange

MYE LISTED NYSE

Dividend Reinvestment Plan
Shareholders have a convenient opportunity to automatically reinvest cash dividends and make voluntary cash investments in the Company's stock through the Dividend Reinvestment Plan. Participating shareholders pay no brokerage commissions or other charges on purchases of shares under the Plan; all such commissions and charges are paid by the Company.

For full details about participating in the Dividend Reinvestment Plan, please contact Garee Daniska, Assistant Treasurer, Myers Industries, Inc., 1293 South Main Street, Akron, Ohio 44301.

Transfer Agent & Registrar
EquiServe, First Chicago Trust Company of New York is the company's principal transfer agent and registrar. Please contact First Chicago directly with all requests to:

- Transfer stock;
- Change name or address;
- Replace lost stock certificates or dividend checks;
- Consolidate accounts;
- Eliminate multiple mailings; and
- Obtain statements of holdings.

EquiServe
P. O. Box 43069
Providence, RI 02940-3069
Customer Service Center: (781) 575-2724

Form 10-K Requests
A copy of the Company's 2001 Annual Report on Form 10-K is available to shareholders at our website or upon written request to:

Gregory J. Stodnick
Vice President, Finance
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

National Association of Investors Corporation (NAIC)
Myers Industries is a corporate member of the National Association of Investors Corporation (NAIC), the world's largest individual shareholder membership group. Myers participates in NAIC regional and national events.

Auditors
Ernst & Young LLP
222 South Main Street, Suite 300
Akron, Ohio 44308
Tel: (330) 255-5800

Shareholder Contacts
Gregory J. Stodnick
Vice President, Finance & CFO

Max R. Barton II
Investor Relations Manager

Myers Industries, Inc. • 1293 S. Main Street • Akron, Ohio 44301
Telephone: (330) 253-5592 • Fax: (330) 761-6156

A Focused Business Approach for Growth. . .

- Concentrate on markets where our products and expertise create profit opportunities for our customers and ourselves.
- Achieve leadership in key product areas through breadth of offering, consistent quality, and superior customer service.
- Drive internal growth with new products, line extensions, and new technology.
- Leverage brand equity and capabilities to increase business with existing customers and cultivate new ones.
- Investigate complementary acquisitions with potential for long-term growth.
- Respond to opportunities that present themselves and work to protect that which has been gained.

. . .Supported by Strong Fundamentals to Increase Benefits for Our Customers and Our Shareholders:

- Long-Term Approach to Business
- Consistent Quality
- Multiple Growth Platforms
- Diverse Product Offering
- Complementary Acquisitions
- International Reach
- Brand Strength and Market Leadership
- Broad Distribution Capabilities
- Broad Manufacturing Capabilities
- Superior Customer Service
- Product Innovation

A Note About the Annual Report
Each year we work to make the Annual Report more interesting and to reduce production costs without sacrificing content and quality. In fact, this year's book cost more than 25 percent less to produce than the 2001 Report. We hope that you will find our presentation this year — "Contributing Value in Niche Markets" — to be very informative as we highlight the strength of our brands and the benefits their products bring to diverse areas of business.

Designed and produced in-house by Myers Industries, Inc.

69 years of Growth... Our 31st year as a public company.



MYERS INDUSTRIES, INC.

1293 South Main Street, Akron, Ohio 44301 | Tel: (330) 253-5592 | Fax: (330) 761-6156 | www.myersind.com